ANCHOR SERIES TRUST

AMENDED AND RESTATED PLAN PURSUANT TO RULE 18F-3

Anchor Series Trust (the “Trust”) hereby adopts this Amended and Restated Plan (the “Plan”) pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), setting forth the separate arrangement and expense allocation of each class of shares. Any material amendment to this Plan is subject to prior approval of the Board of Trustees of the Trust (the “Trustees”), including a majority of the disinterested Trustees.

CLASS CHARACTERISTICS

CLASS 1 SHARES:	Class 1 shares are not subject to any fee (sales, distribution, service or other fee) pursuant to Rule 12b-1 under the 1940 Act.

CLASS 2 SHARES:

Class 2 shares are subject to a service fee pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act payable at the annual rate of up to 0.15% of the average daily net assets of the class.

CLASS 3 SHARES:

Class 3 shares are subject to a service fee pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act payable at the annual rate of up to 0.25% of the average daily net assets of the class.

INCOME AND EXPENSE ALLOCATIONS

Income, any realized and unrealized capital gains and losses, and expenses not allocated to a particular class, will be allocated to each class on the basis of the total value of each class of shares in relation to the total value of all classes of shares of each series of the Trust (each, a “Portfolio” and collectively, the “Portfolios”).

DIVIDENDS AND DISTRIBUTIONS

Dividends and other distributions paid by each Portfolio to each class of shares, to the extent paid, will be paid on the same day and at the same time, and will be determined in the same manner and will be in the same amount, except that the amount of the dividends and other distributions declared and paid by a particular class may be different from that paid by another class because of Rule 12b-1 fees and other expenses borne exclusively by that class.

GENERAL

A.

Each class of shares shall have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement and shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

B.

On an ongoing basis, the Trustees, pursuant to their fiduciary responsibilities under the 1940 Act and otherwise, will monitor the Portfolios for the existence of any material conflicts among the interests of their several classes. The Trustees, including a majority of the disinterested Trustees, shall take such action as is reasonably necessary to eliminate any such conflicts that may develop. SunAmerica Asset Management, LLC, the Portfolios’ investment manager and adviser, will be responsible for reporting any potential or existing conflicts to the Trustees.

C.

For purposes of expressing an opinion on the financial statements of the Trust, the methodology and procedures for calculating the net asset value and dividends/distributions of the classes and the proper allocation of income and expenses among such classes will be examined annually by the Trust’s independent auditors who, in performing such examination, shall consider the factors set forth in the relevant auditing standards adopted, from time to time, by the American Institute of Certified Public Accountants and Financial Accounting Standards Board.

D.

The separate arrangement and expense allocation of each class of shares outlined herein apply only at the Trust level. Fee and expenses incurred in connection with contracts that offer the Trusts’ shares are not reflected under this Plan.

As amended and restated: June 5, 2019